Exhibit 99.2
-FOR IMMEDIATE RELEASE -
ELRON ANNOUNCES DISMISSAL OF A PURPORTED
CLASS ACTION FILED IN 1999
Tel Aviv, January 25, 2009 — Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), announced today that the District Court of Haifa has dismissed, due to its inadequacy to be litigated as a class action, an application to certify a purported claim as a class action filed against, among others, Elron and certain of its officers, including former officers, in the District Court of Haifa on November 1999 by a number of institutional and other investors.
The allegations raised relate to the period prior to the sale of Elron’s holdings in Elbit Imaging Ltd., (formerly known as Elbit Medical Imaging Ltd.) or EI, (the parent company of Elscint and formerly an affiliated company). The claimants sought a court order pursuant to which EI would be compelled to execute the alleged buy-out of Elscint’s share at $14 per share or other remedies.
For additional details see the Company’s most recent annual report for the year ended December 31, 2007 on Form 20-F under “Item 8 – Financial Information – Consolidated Statements and Other Financial Information – Legal Proceedings”.
Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron’s group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. For further information, please visit www.elron.com
Company Contact:
Rinat Remler, Vice President & CFO
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
elron@elron.net
(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to various risks and uncertainties, including among others the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider)
The Triangle Building, 42nd Floor, 3 Azrieli Center, Tel-Aviv 67023, Israel
Tel. 972-3-6075555, Fax. 972-3-6075556 www.elron.com